

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 9, 2009

<u>By U.S. Mail and facsimile</u>

Kris Ertz
President and Chief Executive Officer
Bomps Mining, Inc.
c/o Robert C. Weaver
721 Devon Court
San Diego, CA 92109

> **Re:** **Bomps Mining, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-156383**
> **Filed December 22, 2008**

Dear Ms. Ertz:

We have limited our review of your filing to the issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page and The Offering, page 2</u>

1. We note your statement regarding the duration of your proposed offering, and that it will be "for a period of one hundred eighty (180) days [], unless, extended by our board of directors for an additional 90 days." It is our view that an extension of the offering period would constitute a different transaction. As a practical matter, you may commence the new offering by means of a post-effective amendment to your registration statement rather than filing a new registration statement. Please note that such an amendment would require a complete update of the information in the registration statement, including the financial statements

where necessary. In addition, all proceeds received by the company must be returned to the purchasers at least contemporaneously with the new offer to be made by means of a post-effective amendment. Please provide supplementary confirmation that you will provide the necessary post-effective amendment and return proceeds as described above in the event you extend the offering period for an additional 90 days.

2. Further, to extend the original offering period beyond the latest extension contemplated in the original prospectus, you should file a post-effective amendment to notify all persons who have subscribed to the offering of the extension of the offering period and inform the purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offer. In the event the purchasers do not make such an affirmative statement prior to the date upon which the original offering would terminate, you must promptly refund all of the funds to the subscribers. If you intend to extend the original offering period beyond the latest extension contemplated in the original prospectus please amend your registration statement to state that you will notify your subscribers to the offering if the offer is extended beyond the 270 days. In that case, please also revise your disclosure to advise subscribers that their money will be refunded unless they make an affirmative statement to the company that they wish to subscribe to the extended offer.

Closing Comments

 Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Kris Ertz
Bomps Mining, Inc.
January 9, 2009
Page 3

·   should the Commission or the staff, acting pursuant to delegated authority,
     declare the filing effective, it does not foreclose the Commission from taking any
     action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority,
     in declaring the filing effective, does not relieve the company from its full
     responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of an amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with
any questions.

                                                        Sincerely,

                                                        Anne Nguyen Parker
                                                        Branch Chief

cc: D. Brown
        Robert C. Weaver (858) 488-2555